Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 10 DATED JANUARY 4, 2012
TO THE PROSPECTUS DATED APRIL 25, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 25, 2011, as supplemented by supplement no. 1 dated April 25, 2011, supplement no. 2 dated April 25, 2011, supplement no. 3 dated May 10, 2011, supplement no. 4 dated July 29, 2011, supplement no. 5 dated August 12, 2011, supplement no. 6 dated September 30, 2011, supplement no. 7 dated October 4, 2011, supplement no. 8 dated October 24, 2011, and supplement no. 9 dated November 8, 2011. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the execution of an agreement to purchase a 196-unit apartment complex located on approximately 12.8 acres of land in Schaumburg, Illinois; and

•	the updated prior performance information related to one of the public programs, KBS Real Estate Investment Trust I, Inc (“KBS REIT I”), sponsored by our KBS sponsors.
Probable Real Estate Investment
Poplar Creek
We, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to purchase an apartment complex, containing 196 apartment units located on approximately 12.8 acres of land in Schaumburg, Illinois (“Poplar Creek”).  On December 9, 2011, Legacy Partners Residential LLC (“Legacy”), an affiliate of our sub-advisor, entered into a purchase and sale agreement with Avalon Illinois Value II, LLC (the “Seller”) to purchase Poplar Creek. The Seller is not affiliated with us or Legacy.  On December 28, 2011, Legacy assigned this purchase and sale agreement to KBS Capital Advisors LLC, our advisor, which simultaneously assigned this purchase and sale agreement to us for $250,000, which is the amount of the initial deposit under the purchase and sale agreement. Subsequent to the assignment, we made an additional deposit of $750,000 under the purchase and sale agreement. Pursuant to the purchase and sale agreement, we would be obligated to purchase Poplar Creek only after satisfaction of agreed upon closing conditions.
There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition without legal excuse, we may forfeit up to $1.0 million of earnest money.
The purchase price of Poplar Creek is approximately $27.2 million plus closing costs. We intend to fund the purchase of Poplar Creek with proceeds from a mortgage loan from an unaffiliated lender and proceeds from this offering.
Poplar Creek is located in the northwest Chicago suburb of Schaumburg, Illinois and consists of 196 apartment units, encompassing 178,490 rentable square feet. Poplar Creek was constructed in 1986 and renovated in 2007 and is currently 96% leased. The current aggregate annual effective base rent for the tenants of Poplar Creek is approximately $2.6 million.
The average occupancy rate for Poplar Creek during each of the last five years was as follows:

Year	Average Occupancy Rate
2006	92%
2007	87%
2008	88%
2009	95%
2010	96%

The average effective monthly rental rate per unit for each of the last five years for Poplar Creek was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2006	$1,095
2007	1,165
2008	1,205
2009	1,252
2010	1,358
We calculate average effective monthly rental rate per unit as the monthly contractual base rental income, net of free rent, divided by the average units leased.
We believe that Poplar Creek is suitable for its intended purpose and adequately insured, and we do not intend to make significant renovations or improvements to Poplar Creek.
Prior Performance Information
The following updates the prior performance information for KBS REIT I contained in supplement no. 8 dated October 24, 2011.
Pursuant to the Collateral Transfer and Settlement Agreement (the “Settlement Agreement”) into which KBS REIT I, through indirect wholly owned subsidiaries, entered with GKK Stars Acquisition LLC, the wholly owned subsidiary of Gramercy Capital Corporation (“Gramercy”) that indirectly owned the Gramercy real estate portfolio, as of December 15, 2011, KBS REIT I had indirectly received the transfer of approximately 867 real estate properties (the “GKK Properties”), which made up a portion of the Gramercy real estate portfolio and which indirectly secured KBS REIT I's investment in the GKK Mezzanine Loan.  In addition, in connection with the transfers under the Settlement Agreement, KBS REIT I indirectly assumed and became obligated on approximately $1.5 billion of mortgage debt secured by the GKK Properties.
On December 28, 2011, the consolidated joint venture through which KBS REIT I owned the National Industrial Portfolio properties entered into an agreement in lieu of foreclosure in relation to the National Industrial Portfolio properties.  Pursuant to the agreement, the joint venture indirectly transferred ownership of the properties to the lender of the $443.6 million of outstanding mortgage and mezzanine loans secured by the properties, in full satisfaction of the loans as well as other obligations related to these loans.  As a result, KBS REIT I expects the transaction to result in a gain on extinguishment of debt of approximately $108 million (including amounts for noncontrolling interest of approximately $22 million), which represents the difference between the carrying amount of the outstanding debt and other liabilities of approximately $445 million and the carrying value of the real estate properties and other assets of approximately $337 million, upon transfer of the properties.  KBS REIT I also indirectly entered into a joint venture arrangement with the new owner of the National Industrial Portfolio properties and will be granted a participation interest in certain future profits of the National Industrial Portfolio.

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